UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED
(Name of Registrant as Specified in Its Charter)

DIALECTIC CAPITAL PARTNERS, LP
DIALECTIC CAPITAL MANAGEMENT, LLC
DIALECTIC OFFSHORE, LTD.
DIALECTIC ANTITHESIS PARTNERS, LP
DIALECTIC ANTITHESIS OFFSHORE, LTD.
DIALECTIC OFFSHORE, L2, LTD.
JOHN FICHTHORN
LUKE FICHTHORN
J. MICHAEL GULLARD

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 20, 2011

DIALECTIC CAPITAL PARTNERS, LP

__________, 2011

Dear Fellow Stockholder:

Dialectic Capital Partners, LP and the other participants in this solicitation (collectively, “Dialectic” or “we”) are the beneficial owners of an aggregate of 3,264,581 shares of common stock of Advanced Analogic Technologies Incorporated (the “Company”), representing approximately 7.7% of the shares of common stock outstanding.  For the reasons set forth in the attached Proxy Statement, we believe that the Board of Directors of the Company is not acting in the best interests of its stockholders.  We are therefore seeking your support at the annual meeting of stockholders (the “Annual Meeting”) scheduled to be held on _______, 2011 at ____ _.m. local time at _____ located at _____ _______, _______, ______ _____, for the following:

1.	To elect Dialectic’s slate of two director nominees to serve as Class III directors on the Company’s Board of Directors in opposition to the Company’s Class III director nominees;

2.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm; and

3.	To transact any other business that may properly come before the Annual Meeting or any adjournment(s) thereof.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about __________, 2011.

If you have already voted for the incumbent management slate you have every right to change your vote by signing, dating and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at their address and toll-free numbers listed below.

Thank you for your support,

John Fichthorn
Dialectic Capital Partners, LP

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Dialectic’s proxy materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(212) 297-0720
Stockholders Call Toll-Free at: 877-285-5990
E-mail: info@okapipartners.com

2

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 20, 2011

2011 ANNUAL MEETING OF STOCKHOLDERS
OF
ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED
_________________________

PROXY STATEMENT
OF
DIALECTIC CAPITAL PARTNERS, LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Dialectic Capital Partners, LP, a Delaware limited partnership (“DCP”) and the other participants in this solicitation (collectively, “Dialectic” or “we”) are significant stockholders of Advanced Analogic Technologies Incorporated, a Delaware corporation (the “Company”).  We believe that the Board of Directors of the Company (the “Board”) is not acting in the best interests of its stockholders.  We are writing to seek your support for the election of our two director nominees to the Board at the annual meeting of stockholders scheduled to be held on __________, 2011 at ____ _.m. local time at _____ located at _____ _______, _______, ______ _____ (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Dialectic’s director nominees, John Fichthorn and J. Michael Gullard (each a “Nominee” and, collectively, the “Nominees”), to serve as Class III directors of the Company;

2.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm; and

3.	To transact any other business that may properly come before the Annual Meeting or any adjournment(s) thereof.

DCP, Dialectic Capital Management, LLC, a Delaware limited liability company (“DCM”), Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company (“DAO”), Dialectic Offshore, L2, Ltd., a Cayman Islands exempted company (“DOL2”), John Fichthorn, Luke Fichthorn and J. Michael Gullard are members of a group formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation.

The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as __________, 2011 (the “Record Date”).  The mailing address of the principal executive offices of the Company is 3230 Scott Boulevard, Santa Clara, California 95054.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were __________ shares of Common Stock, $0.001 par value (the “Shares”), outstanding and entitled to vote at the Annual Meeting.  As of the Record Date, we owned an aggregate of 3,264,581 Shares, which represents approximately 7.7% of the Shares outstanding.  We intend to vote such Shares FOR the election of the Nominees and FOR the ratification of the appointment of Deloitte & Touche LLP, as described herein.

THIS SOLICITATION IS BEING MADE BY DIALECTIC AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

This Proxy Statement and GOLD proxy card are available at
_____________________________

IMPORTANT

Your vote is important, no matter how many Shares you own.  We urge you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of our Nominees.

•
If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Dialectic c/o Okapi Partners LLC (“Okapi Partners”) in the enclosed postage-paid envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our two independent Nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: 877-285-5990 E-mail: info@okapipartners.com

BACKGROUND TO SOLICITATION

The following is a chronology of events leading up to this proxy solicitation.  For purposes of this section only, all references to “Dialectic” or “we” refer to all the participants in this solicitation other than Mr. Gullard.

❖
On April 29, 2010, representatives of Dialectic had a call with Brian McDonald, the Company’s former CFO, to discuss the Company’s business strategy.  During the call, Dialectic expressed its concerns with the Company’s operating performance.  Dialectic indicated that its goals would be for the Company to achieve profitable growth and higher returns on research and development (“R&D”) spending.  Dialectic used the call to better understand the Company’s objectives. Those objectives included maintaining or raising margins, growing revenues and diversifying the end markets and customer base.

❖
On June 17, 2010, representatives of Dialectic had a meeting with Richard Williams, the Company’s CEO, to discuss the Company’s business strategy.  We expressed to Mr. Williams our concerns with the lack of traction in the TV business despite the significant amount of R&D expenditures devoted to this effort.  We also expressed our concerns over the Company’s inability to stabilize gross margins and generate free cash flow.

❖
On September 16, 2010, representatives of Dialectic had a meeting with Messrs. Williams and McDonald to discuss actions we believed the Company should take to maximize stockholder value.  These actions included, but were not limited to, reducing the amount of cash being expended on R&D, improving communications with stockholders, developing relationships with potential strategic partners, and evaluating all strategic alternatives, including a potential sale of the Company.

❖
On November 26, 2010, the Company disclosed that it had appointed Jason L. Carlson to the Board.  Mr. Carslon and Samuel Anderson, the Company’s Chairman of the Board, both currently serve as directors of Vicor Corporation.

❖
On or around January 11, 2011, Dialectic believed that the Company had possibly commenced negotiations to acquire another company affiliated with current Board members. The representatives of Dialectic attempted to contact members of management to corroborate this suspicion.  A representative of the Company’s investor relations firm advised us that management was unavailable to speak with us that week.

❖
On January 11, 2011, Dialectic sent a letter to the Board calling attention to Chairman Anderson’s history of unsuccessful related party transactions involving other entities and stating that Dialectic would be disappointed if we discovered that he is leading the Company down a similar path.

❖	On January 12, 2011, the Company canceled its previously scheduled presentation at the 13th Annual Needham Growth Stock Conference.

❖	On January 13, 2011, Dialectic delivered a letter to the Company nominating John Fichthorn and J. Michael Gullard for election to the Board at the Annual Meeting.

❖	On February 3, 2011, the Company announced that Thomas Weatherford had retired from his position as a member of the Board.

❖	On April 6, 2011, the Company announced that Brian McDonald had resigned from his position as Vice President of Finance and CFO of the Company to pursue other interests.

REASONS FOR OUR SOLICITATION

We are soliciting your support to elect our Nominees at the Annual Meeting because we believe the Board has not acted in your best interests.  As discussed in more detail below, we have serious concerns with the Company’s business strategy, poor operating results, share price performance and anti-takeover provisions.  We do not believe these concerns will be remedied unless the Board is reconstituted with independent directors.  Our Nominees are committed to exercising their independent judgment in all matters before the Board and, if elected, they will attempt to work constructively with the other members of the Board to address these concerns and to ensure that the interests of all stockholders are protected.  There is no assurance that the Company’s remaining directors will continue to serve as directors with either of our Nominees if our Nominees are elected.

We believe the Company’s business strategy, particularly its research and development program, is not focused on returns to stockholders.

Dialectic has serious concerns with the Company’s business strategy, particularly the Company’s historical practice of spending an exorbitant amount of money on an R&D program that has failed to translate into revenue growth or profitability.  According to the Company’s Form 10-K filings from the past three years ended December 31, 2010 (the “Annual Reports”), over the past three years,

•	approximately $88 million has been spent on the Company’s R&D efforts;

•	R&D expenses have accounted for approximately 54.1% of the Company’s total operating expenses; and

•	R&D expenses have accounted for approximately 32.3% of the Company’s revenues.

We believe the Company has failed to focus its R&D efforts in a manner necessary to deliver consistent profitability or new revenue generating products. We are concerned Mr. Williams continues to direct an excessive amount of cash to the Company’s R&D program without paying adequate attention to the returns being generated on that spending.  On its web site, the Company has 11 categories of products divided into 21 sub-categories and approximately 300 different product derivatives.  Meanwhile, the Company’s two largest customers accounted for no less than 44% of sales during the prior three completed fiscal years.  Despite lofty expectations for the Company’s TV opportunities beginning two years ago, Mr. Williams recently stated that it is still “too early” to know if and when these opportunities will become a significant part of revenue. Without appropriate focus on the most innovative and successful products, we believe the Company will continue to burn cash to the detriment of stockholders.

The Company’s poor operating performance is destroying stockholder value.

According to the Annual Reports and other public filings, over the past three years,

•	the Company has lost approximately $45.5 million in net income;

•	Book value per share fell from $3.22 to $2.89, representing a decrease of 11%.

•	Net revenues have stagnated in the $90.3 to $94.1 million range.

In addition, the Company has had five consecutive years of operating losses totaling approximately $46.3 million.  We believe the Company’s consistently poor financial performance and operational losses demonstrates the Board’s failure to create value for its stockholders and lack of urgency to do anything about it.  We believe boards should be held accountable for their performance and this Board needs increased independence.

The Company’s share price performance has suffered during the last five years.

The Company’s share price has performed poorly during the last five years.  The following table illustrates not only the lackluster returns on an investment in the shares on May 1, 2006 through April 1, 2011, but also the under-performance of the shares relative to the S&P 500 Index and the Philadelphia Semiconductor Index during this period.

As illustrated in this table, an investment in the Company on May 1, 2006 would have lost 66.1% of its value compared to a gain of 2.0% had the same investment been made in the S&P 500 Index and a loss of 14.1% had the investment been made in the Philadelphia Semiconductor Index.

Institutional Shareholder Services Inc. (“ISS”), a leading proxy advisory firm, also noted the Company’s poor share price performance.  In its report relating to the Company’s 2010 annual meeting of stockholders published on May 11, 2010, ISS stated that the Company “has sustained poor total shareholder return performance, as determined by ISS’ standards.”  ISS defines poor performance as one- and three-year total shareholder returns in the bottom half of a company’s four digit GICS industry group within the Russell 3000 Index.  We believe the Company’s historically poor share price performance demonstrates the Board’s inability to maximize stockholder value.

We believe the Board’s appointment of directors with close ties to Chairman Anderson calls into question whether the Company is attracting the most highly-qualified and independent directors available to it.

We believe the Board has failed to attract and retain the most highly-qualified and independent individuals available to serve as directors of the Company.  We note that half of the Board is now comprised of individuals, including Chandramohan Subramaniam and Jason L. Carlson, who have close ties to companies Chairman Anderson is or has been involved with, including Vicor Corporation, Great Wall Semiconductor Corporation and IceMos Technology Ltd.

This leads us to question whether Messrs. Subramaniam and Carlson were the best possible candidates to serve as directors of the Company at the time of their appointment.  We are concerned that Chairman Anderson, as Chairman of the Board and as Chairman of the Corporate Governance and Nominating Committee, may be attempting to fill the Board with pre-existing relationships.  In addition, we believe those relationships have not been properly disclosed to stockholders.  We believe a truly independent Board, one composed of directors not dominated by any individual or group of individuals or by individuals affiliated with the Chairman, is crucial to aligning the interests of the Board with those of the stockholders.  We believe the election of our Nominees would bring much needed stockholder alignment to the Board.

We believe the exorbitant severance package most recently awarded to former CFO Brian McDonald is the latest example of the Board not acting in the best interests of stockholders.

On April 6, 2011, the Company announced that Brian McDonald had resigned from his position as Vice President of Finance and CFO after more than six years with the Company.  We are very troubled by the severance package the Board awarded to Mr. McDonald, which we believe is excessive and has no correlation to the loss of stockholder value that occurred during his tenure.  Mr. McDonald’s severance package includes the following:

•	a payment of sixteen (16) months base salary ($392,333.44), less applicable withholdings;

•
a payment equal to fifty percent (50%) of the target bonus that Mr. McDonald would have been eligible to receive had his employment continued through the 2011 fiscal year ($110,343.78), less applicable withholdings;

•	a one-time bonus of $31,600, less applicable withholdings, for certain miscellaneous expenses;

•	one hundred percent (100%) accelerated vesting of the unvested portion of Mr. McDonald’s options to purchase shares of the Company’s Common Stock and restricted stock units; and

•	an extension of the period of time in which Mr. McDonald is entitled to exercise his stock options.

As if the foregoing severance payments and benefits were not enough, the Company agreed to give Mr. McDonald a new laptop computer, cellular phone, and iPad.  We are deeply concerned that this exorbitant severance package is indicative of how the Company plans to continue to execute its purported cost reduction program and that without immediate changes to the Board additional stockholder capital may be squandered.

We believe the Company’s anti-takeover provisions entrench the Board and should be eliminated.

The Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”) contain anti-takeover provisions that we believe have the effect of entrenching the Board.  These anti-takeover provisions include, but are not limited to, the following:

•	the Board is divided into three classes serving staggered, three-year terms;

•	directors may only be removed for cause;

•	stockholders are prohibited from calling special meetings of stockholders; and

•	stockholders are prohibited from acting by written consent in lieu of a meeting of stockholders.

We believe the stockholders of the Company should have the ability to hold all the directors accountable at all times.  The foregoing anti-takeover provisions effectively give stockholders the ability to hold only one-third of the Board accountable each year.  As a result, these anti-takeover provisions, in our view, serve to insulate the Board from being held accountable to stockholders for the Company’s poor operating, financial and share price performance.

If elected at the Annual Meeting, our Nominees would seek to work with the other Board members to address the concerns discussed above.

If elected, our Nominees will not have the power by themselves to cause the Board to act in any particular way.  However, subject to their fiduciary duties to the Company and stockholders under applicable law, our Nominees will attempt to influence their fellow directors to act in a manner that we believe is in the best interests of all stockholders.  In particular, our Nominees would seek to:

•	scale back and focus the R&D program on new and existing products that have the most potential for generating revenue and overall return on capital;

•	reduce general and administrative expenses;

•	review the Board’s policies and procedures on identifying and evaluating director nominees;

•	institute stockholder friendly corporate governance reforms by eliminating the classified board structure and other anti-takeover provisions under the Certificate of Incorporation and Bylaws; and

•
review all strategic alternatives available to the Company in an effort to maximize stockholder value, including a potential sale of the Company (although the Nominees currently have no specific plans to implement any particular strategic alternative) .

We wish to provide the stockholders, the true owners of the Company, with the opportunity to elect directors that are unaffiliated with the existing Board and management.  Your vote to elect our Nominees does not constitute a vote in favor of the foregoing initiatives our Nominees would seek to implement if elected.  Your vote to elect our Nominees will have the legal effect of replacing two directors of the Company with our Nominees.  If the Nominees are elected to the Board, stockholders will have an opportunity to vote on the implementation of any of these initiatives to the extent required by applicable law.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company has a classified Board, which currently consists of two Class I directors, two Class II directors and two Class III directors.  We believe that the terms of two Class III directors expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect the Nominees in opposition to the Company’s two Class III director nominees.  Your vote to elect the Nominees will have the legal effect of replacing the two incumbent Class III directors with the Nominees.  If elected, the Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance stockholder value.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  This information also includes for each of the Nominees the specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company.  This information has been furnished to us by the Nominees.  The Nominees are citizens of the United States of America.

John Fichthorn (Age 38) is a co-founder of Dialectic Capital Management, LLC, an investment management firm, and has been a portfolio manager there since 2003.  From 2000 to 2003, he was employed by Maverick Capital, most recently as Managing Director of the technology group.  From 1999 to 2000, he was an analyst at Alliance Capital working across multiple hedge fund products and as a member of the technology team.  From 1997 to 1999, he was an analyst at Quilcap Corporation, a hedge fund where he covered all sectors, with a focus on technology.  From 1995 to 1997, Mr. Fichthorn worked at Ganek & Orwicz Partners where his responsibilities included small cap research, international closed-end fund arbitrage and operations.  Mr. Fichthorn served as a director of California Micro Devices Corporation, a supplier of protection devices for the mobile handset, high brightness LED (HBLED), digital consumer electronics and personal computer markets, from September 2009 until its sale to ON Semiconductor Corporation in January 2010.  Mr. Fichthorn holds a B.A. in Astronomy from the University of North Carolina at Chapel Hill.  Mr. Fichthorn’s extensive knowledge of the capital markets, his ongoing role as an active technology investor and broad network of contacts across the technology sector will give him unique insight into the Company’s needs, challenges and strategic opportunities, making him well qualified to serve on the Board.  Mr. Fichthorn’s principal business address is c/o Dialectic Capital Management, LLC, 875 Third Avenue, 15th Floor, New York, New York 10022.

J. Michael Gullard (Age 66) has served as the General Partner of Cornerstone Management, a venture capital and consulting firm specializing in software and data communications companies, since 1984.  He has served as a director of Selectica, Inc., a provider of solutions that automate complex contract management and sales configuration processes, since October 2010. He has served as a director of JDA Software Group, Inc., a leading global provider of innovative supply chain management, merchandising and pricing excellence solutions, since January 1999.  He has served as a director of Planar Systems, Inc., a global leader of specialty display technology, since November 2006.  He served as a director of California Micro Devices Corporation, a supplier of protection devices for the mobile handset, high brightness LED (HBLED), digital consumer electronics and personal computer markets, from September 2009 until its sale to ON Semiconductor Corporation in January 2010.  Mr. Gullard also serves as a director of the following non-reporting companies: Proxim Inc., a manufacturer of wireless networking equipment, Dyntek, Inc., a provider of technology solutions to government and commercial enterprises, and Alliance Semiconductor Corporation, a non-operating company.  From 1992 to 2004, he served as Chairman of NetSolve, Incorporated, a publicly-held corporation that provides IT infrastructure management services on an outsourced basis.  From 1996 to 2004, he also served as Chairman of Merant PLC (formerly Micro Focus Group Ltd.), a publicly-held corporation that specializes in change management software tools.  From May 2003 to May 2007, he served as a director of Celeritek, Inc., a manufacturer of semiconductor components which sold substantially all of its assets to Mimix Broadband, Inc. in June 2005.  He also served as the President and Chief Executive Officer of Celeritek from June 2005 to May 2007.  From July 2008 to January 2009, he served as a director of Transmeta Corporation, a developer and licensor of innovative computing, microprocessor and semiconductor technologies and related intellectual property.  Previously, Mr. Gullard held a variety of senior financial and operational management positions at Intel Corporation from 1972 to 1979.  Mr. Gullard holds a B.A. in Economics from Stanford University and an M.B.A. from Stanford’s Graduate School of Business.  Mr. Gullard has significant entrepreneurial experience as a long-time venture capital investor in technology companies.  In addition, Mr. Gullard’s extensive background with public and private technology companies, including in board of director, committee and management roles, and his financial background and knowledge and long-time experience in Silicon Valley would bring valuable expertise and experience to the Board.  Mr. Gullard’s principal business address is P.O. Box 1203, Menlo Park, California 94026-1203.

If elected as a director of the Company, each of the Nominees would be an “independent director” within the meaning of applicable NASDAQ listing standards applicable to board composition and Section 301 of the Sarbanes-Oxley Act of 2002.

John Fichthorn does not directly own any Shares.  John Fichthorn, as the managing member of DCM, the investment manager to or general partner of, as the case may be, DCP, DOF, DAP, DAO and DOL2, may be deemed to beneficially own the 516,552, 351,763, 937,330, 762,881 and 694,855 Shares owned directly by DCP, DOF, DAP, DAO and DOL2, respectively.  John Fichthorn disclaims beneficial ownership of such Shares.

Mr. Gullard directly owns 1,200 Shares.  Mr. Gullard, as a member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may also be deemed to beneficially own the 3,263,381 Shares directly owned in the aggregate by DCP, DOF, DAP, DAO and DOL2.  Mr. Gullard disclaims beneficial ownership of such Shares.

DCM has signed a compensation letter agreement pursuant to which it agreed to pay Mr. Gullard $4,500 in cash.  Pursuant to the compensation letter agreement, Mr. Gullard agreed to use such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that he determines, but in any event no later than fourteen (14) days after receipt of such compensation.  If elected or appointed to serve as a director on the Board, Mr. Gullard has agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, Mr. Gullard may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  The 1,200 Shares currently owned directly by Mr. Gullard were purchased with the compensation he received pursuant to this compensation letter agreement.

DCM, DCP, DOF, DAP, DAO and DOL2 have entered into a letter agreement pursuant to which DCP, DOF, DAP, DAO and DOL2 have agreed to indemnify Mr. Gullard against claims arising from this solicitation and any related transaction.

On January 13, 2011, each of the Nominees, DCM, DCP, DOF, DAP, DAO, DOL2 and Luke Fichthorn entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting and (iii) DCM agreed to bear all expenses incurred in connection with their activities with respect to this solicitation, subject to certain limitations.

Other than as stated herein, there are no arrangements or understandings between the Nominees and DCP or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.

We do not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominees, to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees.  We reserve the right to nominate additional persons, to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Dialectic that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Board has selected Deloitte & Touche LLP to audit the Company’s financial statements for the fiscal year ending December 31, 2011.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2011 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the current Board, FOR the ratification of the appointment of Deloitte & Touche LLP and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate two candidates for election as Class III directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees.  You can only vote for the Company’s nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  There is no assurance that the Company’s remaining directors will continue to serve as directors with either of our Nominees if our Nominees are elected.  The participants in this solicitation intend to vote all of their Shares in favor of the Nominees.

QUORUM; DISCRETIONARY VOTING

In order to constitute a quorum with respect to each matter to be presented at the Annual Meeting, there must be present, in person or by proxy, a majority of the Shares issued and outstanding and entitled to vote at the Annual Meeting.  Shares that are voted “WITHHELD” or “ABSTAIN” are treated as being present for purposes of determining the presence of a quorum.  Shares held by brokers, banks or nominees (i.e. in “street name”) may not be voted by such brokers, banks or nominees on the proposal to elect directors unless the beneficial owners of such Shares provide them with instructions on how to vote.  Shares held by brokers, banks or nominees may be voted by such brokers, banks or nominees on the proposal to ratify the appointment of Deloitte & Touche LLP if the beneficial owners of such Shares do not provide them with instructions on how to vote.

VOTES REQUIRED FOR APPROVAL

Vote required for the election of directors.  According to the Company’s proxy statement, if a quorum is present, the nominees receiving the highest number of votes will be elected to the Board.  Abstentions will have no effect on the election of directors.

Vote required for the ratification of the appointment of Deloitte & Touche LLP.  According to the Company’s proxy statement, if a quorum is present, the affirmative vote of a majority of the Shares present and entitled to vote at the Annual Meeting will be required to ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm.  Abstentions will have the effect of a vote “against” the ratification of Deloitte & Touche LLP as the Company’s independent registered public accounting firm.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Dialectic in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 3230 Scott Boulevard, Santa Clara, California 95054 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Dialectic in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, Okapi Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Dialectic.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

DCP has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $125,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  DCM has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  DCM will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately 20 persons to solicit the Company’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by DCM.  Costs of this solicitation of proxies are currently estimated to be approximately $400,000.  DCM estimates that through the date hereof, its expenses in connection with this solicitation are approximately $150,000.  DCM intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation of proxies.  DCM does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Each of DCM, DCP, DOF, DAP, DAO, DOL2, Luke Fichthorn, and the Nominees are participants in this solicitation.  The principal business of DCP, DOF, DAP, DAO and DOL2 is investing in securities. The principal business of DCM is providing investment advice. The principal occupation of Luke Fichthorn is investment management.  The principal business address of each of DCM, DCP, DAP and Luke Fichthorn is 875 Third Avenue, 15th Floor, New York, New York 10022.  The principal business address of each of DOF, DAO and DOL2 is c/o Goldman Sachs Administration Services, Hardwicke House, 2nd Floor, Hatch Street, Dublin 2, Ireland.

As of the date hereof, DCP owned directly 516,552 Shares, DOF owned directly 351,763 Shares, DAP owned directly 937,330 Shares, DAO owned directly 762,881 Shares and DOL2 owned directly 694,855 Shares.  DCM, as the investment manager to or general partner of, as the case may be, DCP, DOF, DAP, DAO and DOL2 may be deemed to beneficially own the 3,263,381 Shares directly owned in the aggregate by DCP, DOF, DAP, DAO and DOL2.  DCM disclaims beneficial ownership of such Shares.  Luke Fichthorn, as a managing member of DCM, may be deemed to beneficially own the 3,263,381 Shares directly owned in the aggregate by DCP, DOF, DAP, DAO and DOL2.  Luke Fichthorn disclaims beneficial ownership of such Shares.

No borrowed funds were used to purchase the Shares owned by the participants in this solicitation, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 3,264,581 Shares collectively owned in the aggregate by the participants.  Each participant in this solicitation disclaims beneficial ownership of the Shares he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Other than as discussed above, we are unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Stockholders may present proposals for action at a future meeting only if they comply with the requirements of the proxy rules established by the Securities and Exchange Commission and the Bylaws.  Stockholder proposals that are intended to be included in the Company’s proxy statement and form of proxy relating to the 2012 Annual Meeting of Stockholders under rules set forth in the Exchange Act must be received by the Company no later than _____________ to be considered for inclusion.

If a stockholder intends to submit a proposal or nomination for director for the 2012 Annual Meeting of Stockholders that is not to be included in the Company’s proxy statement and form of proxy relating to the 2012 Annual Meeting of Stockholders, the stockholder must give the Company notice in accordance with the requirements set forth in the Bylaws no sooner than _____________ and no later than _____________.  The Bylaws require that certain information and acknowledgments with respect to the proposal and the stockholder making the proposal be set forth in the notice.

The information set forth above regarding the procedures for submitting stockholder proposals and nominations for consideration at the Company’s 2012 Annual Meeting of Stockholders is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by Dialectic that such procedures are legal, valid or binding.

Other Information

We have omitted from this Proxy Statement certain disclosure that is already included in the Company’s proxy statement relating to the Annual Meeting.  This disclosure includes, among other things, current biographical information on the Company’s directors, information concerning executive compensation, and other important information.  See Schedule II for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the directors and management of the Company.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

DIALECTIC CAPITAL PARTNERS, LP

_____________, 2011

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

All transactions were made in the open market

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

DIALECTIC CAPITAL PARTNERS, LP

Common Stock	33,203	3.71	04/01/10
Common Stock	9,129	3.65	04/01/10
Common Stock	14,970	3.74	04/06/10
Common Stock	35,494	3.74	04/07/10
Common Stock	21,204	3.73	04/08/10
Common Stock	87,039	3.78	04/13/10
Common Stock	28,500	3.90	04/14/10
Common Stock	1,789	3.90	04/16/10
Common Stock	148	3.92	04/21/10
Common Stock	3,436	3.92	04/22/10
Common Stock	10,150	3.92	04/23/10
Common Stock	27	3.92	04/26/10
Common Stock	7,382	3.84	04/27/10
Common Stock	11,390	3.92	04/27/10
Common Stock	6,735	3.90	04/28/10
Common Stock	1,832	3.90	04/28/10
Common Stock	6,061	3.90	04/28/10
Common Stock	2,694	3.80	04/30/10
Common Stock	6,735	3.85	04/30/10
Common Stock	(827)	3.79	05/03/10
Common Stock	13,840	3.78	05/04/10
Common Stock	13,840	3.75	05/05/10
Common Stock	3,460	3.76	05/05/10
Common Stock	3,460	3.78	05/05/10

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Stock	12,657	3.54	05/07/10
Common Stock	1,564	3.60	05/14/10
Common Stock	422	3.60	05/17/10
Common Stock	6,117	3.58	05/18/10
Common Stock	3,474	3.50	05/19/10
Common Stock	17,286	3.50	05/20/10
Common Stock	4,098	3.47	06/01/10
Common Stock	4,511	3.71	06/03/10
Common Stock	8,379	3.73	06/03/10
Common Stock	12,890	3.70	06/03/10
Common Stock	309	3.17	07/01/10
Common Stock	18	3.17	07/01/10
Common Stock	6,610	3.41	07/15/10
Common Stock	53,590	3.42	07/16/10
Common Stock	9,743	3.44	07/19/10
Common Stock	200	3.19	07/29/10
Common Stock	31,100	3.20	07/29/10
Common Stock	3,324	3.35	08/24/10
Common Stock	2,240	3.29	08/30/10
Common Stock	2,096	3.28	08/31/10
Common Stock	169	3.29	09/01/10
Common Stock	2,018	3.30	09/07/10
Common Stock	211	3.60	11/22/10
Common Stock	2	3.60	11/23/10
Common Stock	38	3.80	12/03/10
Common Stock	529	3.80	12/03/10
Common Stock	280	3.80	12/06/10
Common Stock	230	3.79	12/06/10
Common Stock	200	3.80	12/07/10
Common Stock	179	3.80	12/07/10

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Stock	9	3.90	12/13/10
Common Stock	28	3.90	12/14/10
Common Stock	270	4.04	02/01/11
Common Stock	108	4.10	02/02/11
Common Stock	104	4.00	02/04/11
Common Stock	51	4.23	03/01/11
Common Stock	135	4.24	03/01/11
Common Stock	11	4.20	03/02/11
Common Stock	23	4.24	03/02/11
Common Stock	142	4.25	03/02/11
Common Stock	98	4.22	03/02/11
Common Stock	8	4.20	03/04/11
Common Stock	90	4.05	03/07/11
Common Stock	9,300	3.48	03/18/11

DIALECTIC OFFSHORE, LTD.

Common Stock	25,047	3.71	04/01/10
Common Stock	6,887	3.65	04/01/10
Common Stock	11,294	3.74	04/06/10
Common Stock	26,776	3.74	04/07/10
Common Stock	15,996	3.73	04/08/10
Common Stock	65,661	3.78	04/13/10
Common Stock	21,500	3.90	04/14/10
Common Stock	1,349	3.90	04/16/10
Common Stock	112	3.92	04/21/10
Common Stock	2,592	3.92	04/22/10
Common Stock	7,655	3.92	04/23/10
Common Stock	20	3.92	04/26/10
Common Stock	8,592	3.92	04/27/10
Common Stock	5,568	3.84	04/27/10

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Stock	1,382	3.90	04/28/10
Common Stock	5,080	3.90	04/28/10
Common Stock	4,572	3.90	04/28/10
Common Stock	2,032	3.80	04/30/10
Common Stock	5,080	3.85	04/30/10
Common Stock	(45,161)	3.79	05/03/10
Common Stock	8,290	3.78	05/04/10
Common Stock	8,290	3.75	05/05/10
Common Stock	2,073	3.76	05/05/10
Common Stock	2,073	3.78	05/05/10
Common Stock	7,582	3.54	05/07/10
Common Stock	937	3.60	05/14/10
Common Stock	252	3.60	05/17/10
Common Stock	3,664	3.58	05/18/10
Common Stock	2,081	3.50	05/19/10
Common Stock	10,354	3.50	05/20/10
Common Stock	837	3.47	06/01/10
Common Stock	4,985	3.73	06/03/10
Common Stock	7,670	3.70	06/03/10
Common Stock	2,685	3.71	06/03/10
Common Stock	26,197	3.17	07/01/10
Common Stock	1,482	3.17	07/01/10
Common Stock	4,300	3.41	07/15/10
Common Stock	35,500	3.42	07/16/10
Common Stock	6,400	3.44	07/19/10
Common Stock	100	3.19	07/29/10
Common Stock	20,600	3.20	07/29/10
Common Stock	2,176	3.35	08/24/10
Common Stock	1,467	3.29	08/30/10
Common Stock	1,372	3.28	08/31/10

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Stock	110	3.29	09/01/10
Common Stock	1,320	3.30	09/07/10
Common Stock	176	3.80	12/03/10
Common Stock	12	3.80	12/03/10
Common Stock	93	3.80	12/06/10
Common Stock	77	3.79	12/06/10
Common Stock	67	3.80	12/07/10
Common Stock	59	3.80	12/07/10
Common Stock	3	3.90	12/13/10
Common Stock	9	3.90	12/14/10
Common Stock	1,722	4.04	02/01/11
Common Stock	689	4.10	02/02/11
Common Stock	663	4.00	02/04/11
Common Stock	594	4.23	03/01/11
Common Stock	1,583	4.24	03/01/11
Common Stock	1,661	4.25	03/02/11
Common Stock	1,150	4.22	03/02/11
Common Stock	277	4.24	03/02/11
Common Stock	132	4.20	03/02/11
Common Stock	103	4.20	03/04/11
Common Stock	1,054	4.05	03/07/11
Common Stock	6,808	3.48	03/18/11

DIALECTIC ANTITHESIS PARTNERS, LP

Common Stock	5,372	3.90	04/16/10
Common Stock	445	3.92	04/21/10
Common Stock	10,317	3.92	04/22/10
Common Stock	30,479	3.92	04/23/10
Common Stock	81	3.92	04/26/10
Common Stock	22,166	3.84	04/27/10

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Stock	34,206	3.92	04/27/10
Common Stock	20,225	3.90	04/28/10
Common Stock	5,501	3.90	04/28/10
Common Stock	213,204	3.90	04/28/10
Common Stock	18,203	3.90	04/28/10
Common Stock	8,090	3.80	04/30/10
Common Stock	20,225	3.85	04/30/10
Common Stock	15,981	3.80	05/03/10
Common Stock	41,810	3.78	05/04/10
Common Stock	10,452	3.76	05/05/10
Common Stock	10,452	3.78	05/05/10
Common Stock	41,810	3.75	05/05/10
Common Stock	38,237	3.54	05/07/10
Common Stock	4,724	3.60	05/14/10
Common Stock	1,274	3.60	05/17/10
Common Stock	18,480	3.58	05/18/10
Common Stock	10,494	3.50	05/19/10
Common Stock	52,221	3.50	05/20/10
Common Stock	15,981	3.47	06/01/10
Common Stock	26,949	3.73	06/03/10
Common Stock	14,511	3.71	06/03/10
Common Stock	41,460	3.70	06/03/10
Common Stock	(20,481)	3.17	07/01/10
Common Stock	610	3.19	07/29/10
Common Stock	94,800	3.20	07/29/10
Common Stock	10,298	3.35	08/24/10
Common Stock	6,943	3.29	08/30/10
Common Stock	6,495	3.28	08/31/10
Common Stock	530	3.29	09/01/10
Common Stock	6,311	3.30	09/07/10

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Stock	17,942	4.00	12/29/10
Common Stock	434	3.93	12/29/10
Common Stock	421	4.00	12/30/10
Common Stock	4,021	4.00	12/31/10
Common Stock	1,600	4.05	01/04/11
Common Stock	954	3.90	01/05/11
Common Stock	4,681	3.94	01/06/11
Common Stock	23,150	3.94	01/07/11
Common Stock	7,442	3.96	01/10/11
Common Stock	1,613	4.04	02/01/11
Common Stock	645	4.10	02/02/11
Common Stock	621	4.00	02/04/11
Common Stock	22,093	3.48	03/18/11
Common Stock	12,857	3.45	03/18/11

DIALECTIC ANTITHESIS OFFSHORE, LTD.

Common Stock	4,771	3.90	04/16/10
Common Stock	395	3.92	04/21/10
Common Stock	9,162	3.92	04/22/10
Common Stock	27,066	3.92	04/23/10
Common Stock	72	3.92	04/26/10
Common Stock	30,374	3.92	04/27/10
Common Stock	19,684	3.84	04/27/10
Common Stock	17,960	3.90	04/28/10
Common Stock	16,164	3.90	04/28/10
Common Stock	4,885	3.90	04/28/10
Common Stock	189,296	3.90	04/28/10
Common Stock	7,184	3.80	04/30/10
Common Stock	17,960	3.85	04/30/10
Common Stock	3,769	3.80	05/03/10

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Stock	36,060	3.78	05/04/10
Common Stock	9,015	3.76	05/05/10
Common Stock	9,015	3.78	05/05/10
Common Stock	36,060	3.75	05/05/10
Common Stock	32,978	3.54	05/07/10
Common Stock	4,075	3.60	05/14/10
Common Stock	1,098	3.60	05/17/10
Common Stock	15,939	3.58	05/18/10
Common Stock	9,051	3.50	05/19/10
Common Stock	45,039	3.50	05/20/10
Common Stock	3,769	3.47	06/01/10
Common Stock	37,980	3.70	06/03/10
Common Stock	13,293	3.71	06/03/10
Common Stock	24,687	3.73	06/03/10
Common Stock	(117,433)	3.17	07/01/10
Common Stock	400	3.19	07/29/10
Common Stock	67,500	3.20	07/29/10
Common Stock	7,195	3.35	08/24/10
Common Stock	4,850	3.29	08/30/10
Common Stock	4,537	3.28	08/31/10
Common Stock	370	3.29	09/01/10
Common Stock	4,414	3.30	09/07/10
Common Stock	545	3.93	12/29/10
Common Stock	22,493	4.00	12/29/10
Common Stock	530	4.00	12/30/10
Common Stock	5,043	4.00	12/31/10
Common Stock	2,007	4.05	01/04/11
Common Stock	1,199	3.90	01/05/11
Common Stock	5,869	3.94	01/06/11
Common Stock	29,012	3.94	01/07/11

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Stock	9,331	3.96	01/10/11
Common Stock	13,823	4.04	02/01/11
Common Stock	5,530	4.10	02/02/11
Common Stock	5,324	4.00	02/04/11
Common Stock	2,766	4.23	03/01/11
Common Stock	7,370	4.24	03/01/11
Common Stock	1,292	4.24	03/02/11
Common Stock	7,730	4.25	03/02/11
Common Stock	615	4.20	03/02/11
Common Stock	5,353	4.22	03/02/11
Common Stock	481	4.20	03/04/11
Common Stock	4,907	4.05	03/07/11
Common Stock	12,143	3.45	03/18/11
Common Stock	20,875	3.48	03/18/11

DIALECTIC OFFSHORE, L2, LTD.

Common Stock	49,789	3.60	11/22/10
Common Stock	598	3.60	11/23/10
Common Stock	25,300	3.80	12/03/10
Common Stock	10,212	3.80	12/03/10
Common Stock	140,295	3.80	12/03/10
Common Stock	61,027	3.79	12/06/10
Common Stock	74,317	3.80	12/06/10
Common Stock	52,983	3.80	12/07/10
Common Stock	47,428	3.80	12/07/10
Common Stock	2,457	3.90	12/13/10
Common Stock	7,619	3.90	12/14/10
Common Stock	521	3.93	12/29/10
Common Stock	21,565	4.00	12/29/10
Common Stock	506	4.00	12/30/10

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Stock	4,834	4.00	12/31/10
Common Stock	1,923	4.05	01/04/11
Common Stock	1,147	3.90	01/05/11
Common Stock	5,626	3.94	01/06/11
Common Stock	27,825	3.94	01/07/11
Common Stock	8,945	3.96	01/10/11
Common Stock	30,823	4.04	02/01/11
Common Stock	12,334	4.10	02/02/11
Common Stock	11,872	4.00	02/04/11
Common Stock	6,924	4.23	03/01/11
Common Stock	18,446	4.24	03/01/11
Common Stock	19,347	4.25	03/02/11
Common Stock	13,399	4.22	03/02/11
Common Stock	1,542	4.20	03/02/11
Common Stock	3,235	4.24	03/02/11
Common Stock	1,208	4.20	03/04/11
Common Stock	12,283	4.05	03/07/11
Common Stock	18,525	3.48	03/18/11

J. MICHAEL GULLARD

Common Stock	1,200	3.70	03/24/11

SCHEDULE II

The following table is reprinted from the Company’s proxy statement filed with the Securities and Exchange Commission on _________.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information about the beneficial ownership of our common stock on __________, by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o Advanced Analogic Technologies Incorporated, 3230 Scott Boulevard, Santa Clara, California 95054.  We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission.  Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.  We have based our calculation of the percentage of beneficial ownership on _____ shares of common stock outstanding on __________.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2010.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.  Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Beneficial Owner	Number of Shares Beneficially Owned	Percent

II-1

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give us your proxy FOR the election of our Nominees by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: 877-285-5990 E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 20, 2011

GOLD PROXY CARD

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

2011 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF DIALECTIC CAPITAL PARTNERS, LP

THE BOARD OF DIRECTORS OF ADVANCED ANALOGIC TECHNOLOGIES
INCORPORATED IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints _______________ and _______________, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Advanced Analogic Technologies Incorporated (the “Company”) which the undersigned would be entitled to vote if personally present at the 2011 Annual Meeting of Stockholders of the Company scheduled to be held on _______, 2011 at ____ _.m. local time at _____ located at _____ _______, _______, ______ _____ (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Dialectic Capital Partners, LP (“Dialectic”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

This Proxy only confers voting authority with respect to the Annual Meeting and will be valid until the sooner of one year from the date indicated on the reverse and the completion of the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

Dialectic’s Proxy Statement and this GOLD proxy card are available at
_____________________________

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

DIALECTIC RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 AND MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2

1.	DIALECTIC’S PROPOSAL TO ELECT DIRECTORS:

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE WRITTEN BELOW

Nominees: John Fichthorn J. Michael Gullard	[ ]	[ ]	___________________

2.	THE COMPANY’S PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING ON DECEMBER 31, 2011:

FOR	AGAINST	ABSTAIN

[ ]	[ ]	[ ]

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.